

Mail Stop 3720

October 3, 2007

Mr. Thomas R. Brown
Chief Executive Officer
American Technology Corporation
15378 Avenue of Science
Ste 100
San Diego, California

Re: **American Technology Corporation**
         Item 4.01 Form 8-K
         Filed September 19, 2007
         File No. 000-24248

Dear Mr. Brown:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with more information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed September 19, 2007

1. Please amend your filing to state the exact date of dismissal. In this regard, remove
   the term "effective" and replace it with "on."

2. Please amend your filing to reconcile your disclosures in Item 4.01 to the "Technical
   Corrections" 1a., 1b., and 1d. of the Exhibit 16 letter as outlined by your former
   auditor.

3. We note your disclosure that "disagreements have arisen regarding the appropriate review philosophy" in the course of the September 30, 2007 audit. Please revise to clarify what these disagreements are and what they pertain to. Tell us and disclose what you mean by the term review philosophy.

4. Please amend your filing to address section 2c. of the "Disagreements Identified in the Item 4.01" of the Exhibit 16 letter.

5. We note that your auditor discloses in the Exhibit 16 letter that the audit for the year ended September 30, 2007 was not completed and accordingly the opinion type that the Company would have received cannot be determined. Please amend your filing to address this discrepancy.

6. Revise your filing to address the disagreements not identified in the Item 4.01 that are outlined on page 5 in the Exhibit 16 letter.

7. Please provide us with any letters or written communications to and from the former accountants regarding any disagreements or reportable events to management or the Audit Committee during the year ended 9/30/06 up through the date of dismissal.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Michael Henderson at (202) 551-3364.

Sincerely,

Larry Spirgel
Assistant Director